Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions)

	Three Months Ended October 25, 2008	Year ended
		July 26, 2008	July 28, 2007	July 29, 2006	July 30, 2005	July 31, 2004
Earnings before income taxes, minority interest and cumulative effect of accounting changes	$2,605	$10,255	$9,461	$7,633	$8,036	$6,992
Fixed charges	86	406	443	202	54	57

Earnings	$2,691	$10,661	$9,904	$7,835	$8,090	$7,049

Fixed charges(a)	$86	$406	$443	$202	$54	$57

RATIO OF EARNINGS TO FIXED CHARGES	31.4	26.2	22.4	38.7	150.6	123.0

(a)	Included in fixed charges is an estimate of the interest within rental expense. This amount includes 30 percent of the rental expense, which the Company believes is a reasonable approximation of the interest component of rental expense.